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                                    FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                For the period 9 August 2002 to 6 September 2002

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

         _______________________________________________________________

                 (Translation of registrant's name into English)


      Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,
                                   New Zealand

         _______________________________________________________________

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F

                                (File No.1-10798)


                     ______________________________________

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                                    CONTENTS

          This report on Form 6-K contains the following:

          1.   Miscellaneous Press Release

          1.1  Draft Determination a Starting Point           2 September 2002


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                     TELECOM CORPORATION OF NEW
                                                        ZEALAND LIMITED


                                                 By: /s/ Linda Cox
                                                     --------------
                                                     Linda Marie Cox
                                                     Company Secretary

                                              Dated: 6 September 2002